Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

VERTICAL AEROSPACE LTD.

Incorporated and registered in the Cayman Islands

(Company Registration No: 376116)

(the "Company")

Circular relating to an Extraordinary General Meeting to consider, and if thought fit, pass the Resolutions detailed herein.

Notice of an Extraordinary General Meeting of Vertical Aerospace Ltd. to be held at 2:00 p.m. GMT on January 20, 2026 at the offices of the Company: Unit 1 Camwal Court, Chapel Street, Bristol, BS2 0UW, United Kingdom, for the sole purpose of considering and, if thought fit, passing the resolutions set out herein in Schedule A.

Only shareholders of record of the Company as of the close of business on December 29, 2025 are entitled to receive the notice of, and to vote at, the Extraordinary General Meeting. Each ordinary share of the Company, par value $0.001 per share (an “ordinary share”) entitles the holder thereof to one vote.

The accompanying form of proxy for use by shareholders should be completed and returned in accordance with the instructions printed thereon so as to be received by the Company (details for delivery below) as soon as possible. To be valid, all votes online or by phone must be received by 11:59 p.m. Eastern Time on January 19, 2026. All votes by mail must be received not less than 24 hours before the appointed time for the holding of the Extraordinary General Meeting. Completion and return of the form of proxy by a shareholder will not preclude him, her or it from attending and voting in person at the Extraordinary General Meeting. In such event the relevant form of proxy will be deemed to be revoked.

VERTICAL AEROSPACE LTD.

Registered Office: Walkers Corporate Limited

190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands

December 29, 2025

To all shareholders of the Company

Dear Shareholder

On behalf of the Company, we are pleased to invite you to the Extraordinary General Meeting to be held at 2:00 p.m. GMT on January 20, 2026 at the offices of the Company: Unit 1 Camwal Court, Chapel Street, Bristol, BS2 0UW, United Kingdom. Only shareholders of record of the Company as of the close of business on December 29, 2025 are entitled to notice of, and to vote at, the Extraordinary General Meeting. Each ordinary share of the Company entitles the holder thereof to one vote.

The following proposals will be submitted to shareholders for approval at the Extraordinary General Meeting:

1.	To approve by ordinary resolution, with immediate effect, an increase to the authorized share capital of the Company from (a) US$210,000, divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each, to (b) US$1,010,000, divided into 1,000,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each (the "Authorized Share Capital Increase Proposal"); and

2.	To approve by special resolution, with immediate effect, that the Company’s fourth amended and restated memorandum and articles of association be replaced by the fifth amended and restated memorandum and articles of association of the Company in order to revise the provisions relating to the authorized share capital of the Company in the memorandum of association from (a) “US$210,000, divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each” to (b) “US$1,010,000, divided into 1,000,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each” (the “Memorandum Alteration Proposal”).

The Board of Directors of the Company (the “Board”) unanimously recommends a vote “for” the Authorized Share Capital Increase Proposal and the Memorandum Alteration Proposal. The foregoing items of business are more fully described below in this Circular, and we encourage you to read this Circular and the additional documentation referred to in it carefully. We hope you will agree with the recommendation of the Board to increase the authorized share capital of the Company and adopt the proposed alteration to the memorandum of association by approving the Authorized Share Capital Increase Proposal and the Memorandum Alteration Proposal.

We value and thank you for your continued support and look forward to welcoming you to our Extraordinary General Meeting on January 20, 2026.

Yours faithfully

The Board

For and on behalf of

VERTICAL AEROSPACE LTD.

SCHEDULE A

VERTICAL AEROSPACE LTD.

incorporated in the Cayman Islands

(Company Registration No.: 376116)

NOTICE OF AN EXTRAORDINARY GENERAL MEETING

OF THE SHAREHOLDERS OF THE COMPANY

NOTICE is hereby given that an Extraordinary General Meeting of Vertical Aerospace Ltd. (the “Company”) will be held at 2:00 p.m. GMT on January 20, 2026 at the offices of the Company: Unit 1 Camwal Court, Chapel Street, Bristol, BS2 0UW, United Kingdom, for the sole purpose of considering and, if thought fit, passing the following resolutions:

Ordinary Resolution:

RESOLVED BY ORDINARY RESOLUTION THAT:

with immediate effect, the authorized share capital of the Company be increased from (a) US$210,000, divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each, to (b) US$1,010,000, divided into 1,000,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each

(the “Authorized Share Capital Increase Proposal”).

Special Resolution:

RESOLVED BY SPECIAL RESOLUTION THAT:

with immediate effect, the existing fourth amended and restated memorandum and articles of association of the Company be replaced by the fifth amended and restated memorandum and articles of association of the Company in the form presented to the Extraordinary General Meeting in order to revise the provisions relating to the authorized share capital of the Company in the memorandum of association from (a) “US$210,000, divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each” to (b) “US$1,010,000, divided into 1,000,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each”

(the “Memorandum Alteration Proposal”)

The purpose of the Authorized Share Capital Increase Proposal is to ensure that there is a sufficient number of ordinary shares in reserve to satisfy the Company’s current contingent obligations to issue ordinary shares, as well as any anticipated future issuances of ordinary shares, which will provide the Company with increased flexibility in meeting future corporate needs and requirements.

The purpose of the Memorandum Alteration Proposal is to conform the provisions of the Company's memorandum of association relating to the authorized share capital of the Company with, if adopted, the increase to the authorized share capital in accordance with the Authorized Share Capital Increase Proposal. The proposed fifth amended and restated memorandum and articles of association of the Company will otherwise be in the same form as the current amended and restated memorandum and articles of association of the Company.

Dated this 29th day of December 2025

By Order of the Board.

Notes:

1.	To cast your vote, you may:
•	Attend and vote at the Extraordinary General Meeting in person;
•	Vote online. The web address for online voting is www.proxyvote.com and is also on the enclosed proxy card. Online voting is available 24 hours a day;
•	Vote by phone. Use any touch-tone telephone to transmit your voting instructions by calling 1-800-690-6903; or
•	Vote by mail. Mark, sign and date the enclosed proxy card, return it in the postage-paid envelope provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.
•	If you choose to vote online, you do not need to return the proxy card.
2.	To be valid, all votes online or by phone must be received by 11:59 p.m. Eastern Time on January 19, 2026. All votes by mail must be received not less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting.
3.	A shareholder of the Company entitled to attend and vote at the above Extraordinary General Meeting is entitled to appoint a proxy to attend and vote on his/her behalf. A proxy need not be a shareholder of the Company.
4.	A shareholder of the Company which is a corporation is entitled to appoint its authorized representative or proxy to vote on its behalf.
5.	When signing as attorney, executor, administrator, or other fiduciary, the proxy must include the full title as such.
6.	In the case of joint shareholders, each owner should sign personally. All holders must sign.
7.	If the shareholder does not insert a proxy of his/her own choice it shall be assumed that they wish to appoint the chairman of the meeting to act for them.
8.	Every shareholder shall have one vote for each share in the Company he, she or it holds. Unless the shareholder indicates to the contrary, all votes in respect of his shareholding will be cast in the same way. Any alterations made on the proxy form must be initialled.
9.	If the proxy form is returned without any indication as to how the person appointed proxy shall vote (including as to any other matter coming before the meeting), the proxy will exercise his or her discretion as to how he or she votes or whether he or she abstains from voting. If the shareholder returns the proxy form appointing the chairman of the meeting to act for them without any further indication as to how the chairman should vote, it shall be assumed that they wish to vote in accordance with the Board’s recommendations.
10.	The proxy may vote at his or her discretion on any other business as may properly come before the Meeting or any adjournment or postponement thereof.

Personal data privacy:

By submitting an instrument appointing a proxy(ies) and/or representative(s) to attend, speak and vote at the Extraordinary General Meeting and/or any adjournment or postponement thereof, a shareholder of the Company (i) consents to the collection, use and disclosure of the shareholder’s personal data by the Company (or its agents) for the purpose of the processing and administration by the Company (or its agents) of proxies and representatives appointed for the Extraordinary General Meeting (including any adjournment or postponement thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the Extraordinary General Meeting (including any adjournment or postponement thereof), and in order for the Company (or its agents) to comply with any applicable laws, listing rules, regulations and/or guidelines (collectively, the “Purposes”), (ii) warrants that where the shareholder discloses the personal data of the shareholder’s proxy(ies) and/or representative(s) to the Company (or its agents), the shareholder has obtained the prior consent of such proxy(ies) and/or representative(s) for the collection, use and disclosure by the Company (or its agents) of the personal data of such proxy(ies) and/or representative(s) for the Purposes, and (iii) agrees that the shareholder will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the shareholder’s breach of warranty.

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V82543-[TBD] For Against Abstain ! ! ! ! ! ! 1. To approve by ordinary resolution, with immediate effect, an increase to the authorized share capital of the Company from (a) US$210,000, divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each, to (b) US$1,010,000, divided into 1,000,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each. 2. To approve by special resolution, with immediate effect, that the Company's fourth amended and restated memorandum and articles of association be replaced by the fifth amended and restated memorandum and articles of association of the Company in order to revise the provisions relating to the authorized share capital of the Company in the memorandum of association from (a) “US$210,000, divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each” to (b) “US$1,010,000, divided into 1,000,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each”. VERTICAL AEROSPACE LTD. The Board of Directors recommends you vote “FOR” the following proposals: Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. SCAN TO VERTICAL AEROSPACE LTD. VIEW MATERIALS & VOTEw C/O INVESTOR RELATIONS UNIT 1 CAMWAL COURT, CHAPEL STREET BRISTOL, BS2 0UW UNITED KINGDOM VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on January 19, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on January 19, 2026. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. All votes by mail must be received not less than 24 hours before the time appointed for the holding of the extraordinary general meeting.

V82544-[TBD] Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting: The circular to the Company's shareholders is available at www.proxyvote.com. VERTICAL AEROSPACE LTD. EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS JANUARY 20, 2026 2:00 PM GMT THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The shareholder(s) hereby appoint(s) the Chairman of the Extraordinary General Meeting, as proxy, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this proxy card, all of the ordinary shares of Vertical Aerospace Ltd. that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 2:00 p.m. GMT, on Tuesday, January 20, 2026 at Unit 1 Camwal Court, Chapel Street, Bristol, BS2 0UW, United Kingdom, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side